FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2005

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed quarter results ended December 2004, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statement on Form S-8 of the Registrant filed December 23, 1999, (ii) the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant filed December 15, 2004 in connection with The Sappi Limited 2004 Performance Share Incentive Plan, (iv) the Registration Statement on Form S-8 of the Registrant filed December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme and (v) the Section 10(a) Prospectus dated December 16, 2004 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (v) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



1st 2nd 3rd 4th

conformed quarter results ended
December 2004

sappi

Form S-8 Version

Sappi is the world's leading producer of coated fine paper



Coated fine paper	64%
Uncoated fine paper	5%
Coated specialities	9%
Commodity paper	9%
Pulp	11%
Other	2%

Sales by product group *



North America	29%
Europe	43%
Southern Africa	16%
Asia and other	12%

Sales: where the product is sold *



North America	28%
Europe	46%
Southern Africa	26%

Sales: where the product is manufactured *



South Africa	48%
North America	41%
Europe and ROW	11%

Geographic ownership **

* for the quarter ended December 2004
** as at 31 December 2004

magno   HannoArt   Lustro   Somerset

financial highlights

- Headline EPS 6 US cents

- Demand remains strong

- Further price realisation for US coated paper

- Weak US Dollar/Strong Rand

- Usutu asset impairment US$41 million

summary

	Quarter ended		
	December 2004	September 2004	December 2003
Sales (US$ million)	1,253	1,235	1,120
Operating profit (US$ million) **	4	72	0
Operating profit to sales (%)	0.3	5.8	0.0
EBITDA * (US$ million) **	129	191	114
EPS (US cents)	(13)	25	(11)
Headline EPS (US cents) *	6	26	(11)

* Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms

** Operating profit and EBITDA for the quarter ended December 2004 reduced by US$41 million in respect of asset impairment

McCoy   AVALON   Typek   royal   enigma

comment

Demand for coated paper continued to grow in our major markets in the quarter supported by strong growth in advertising spending. Apparent consumption of coated fine paper increased 9.7% in North America and 9.1% in Europe compared to the same quarter last year. Although apparent consumption in North America grew strongly year on year it showed a typical seasonal decline, compared to the September quarter, of 7.5%.

Prices realised by our North American business continued to improve. In Europe, however, prices did not increase in local currency but reflected a significant increase in US Dollar terms due to the weakening of the US Dollar.

Pulp prices softened in the early part of the quarter, however, softwood pulp prices at the end of the period had returned to levels similar to September 2004 and hardwood pulp prices had increased to slightly higher levels than September 2004. The average price for softwood pulp during the quarter was 9% below the September quarter and for hardwood was slightly higher.

A number of factors offset the benefits of the improved market conditions. Raw material input cost pressure continued particularly in respect of wood costs in North America and energy and energy related costs.

The Rand strengthened a further 5% on average to the US Dollar compared to the September 2004 quarter, further squeezing the margins of our South African businesses as a result of lower Rand price realisation and most of the businesses' costs being incurred in Rands. At quarter end the Rand/Dollar exchange rate was R5.65, almost 7% stronger than the average for the quarter and 14% stronger than the end of the prior quarter. It has since lost some ground and is almost back to the average level of the first quarter. Our southern African business has done well to offset the near doubling in the value of the currency since December 2001.

In our 2004 annual report we anticipated that certain of our Southern African operations would incur losses in the new financial year at prevailing exchange rates. Accounting Standard IAS 36 (AC128) – Impairment of Assets requires us to evaluate potential impairment of assets using the quarter end exchange rate. Our Usutu mill reported operating losses in the quarter and is very sensitive to currency movements. At the very strong quarter end rate of R5.65 to the US Dollar, the mill does not meet its cost of capital at the period end cost of capital and projected prices. We have therefore recorded an impairment charge of US$41 million in the quarter. Plans are in place to improve the mill's productivity in the face of the stronger exchange rate. The mill has a valuable plantation resource and when the currency turns it will have good prospects of returning to profitability.

As anticipated last quarter, mill shut costs, which amounted to some US$20 million, had a further impact on operating profit in the quarter.

Headline earnings per share was 6 US cents, compared to a loss per share of 11 US cents in the equivalent quarter last year. After the asset impairment charge the loss per share for the quarter was 13 US cents. The loss in the equivalent quarter last year included pre-tax charges of US$29 million related to the closure of a paper machine at Westbrook Mill and staff reduction.

The gain at the operating profit level from the fair value adjustment on plantations, net after fellings, was US$14 million for the quarter, largely as a result of wood price increases, compared to US$8 million for the equivalent quarter last year.

Net finance costs of US$29 million for the quarter were slightly higher than a year ago. As indicated last quarter, we incurred a US$8 million deferred tax charge on dividends in the quarter, in terms of the new accounting standard for Secondary Tax on Companies (STC). The charge is recorded when the annual dividend is declared. Our STC credits are now recorded as deferred tax assets. The Usutu asset impairment was not tax effected.

cash flow

Cash generated by operations was US$137 million, 29.2% higher than a year earlier as a result of improved operating conditions.

Working capital increased by US$149 million in the quarter, mainly as a result of a seasonal decrease in payables, additional inventory arising from scheduling problems in North America and the annual prepayment of group insurance.

Capital expenditure was US$78 million in the quarter representing approximately 72% of the depreciation charge for the quarter. We also paid our equity contribution of approximately US$60 million to a new Chinese joint venture in December.

During the quarter a wholly owned subsidiary repurchased 1.25 million Sappi shares at an average price of US$12.66 per share.

operating review for the quarter

Sappi Fine Paper

	Quarter ended Dec 2004 US$ million	Quarter ended Dec 2003 US$ million	% change	Quarter ended Sept 2004 US$ million
Sales	1,011	905	11.7	982
Operating profit (loss)	16	(34)	–	26
Operating profit (loss) to sales (%)	1.6	(3.7)	–	2.6

Our fine paper business continued to have strong order inflow. Its margins, however, were negatively affected by logistics issues in North America, by low price realisation, although this is improving in North America, by upward pressure on input costs and in southern Africa by the strength of the Rand relative to the US Dollar.

Europe

	Quarter ended Dec 2004 US$ million	Quarter ended Dec 2003 US$ million	% change (US$)	% change (Euro)	Quarter ended Sept 2004 US$ million
Sales	571	518	10.2	2.0	541
Operating profit	28	15	86.7	72.7	23
Operating profit to sales (%)	4.9	2.9	–	–	4.3

Our European business' total sales volume of 611,000 tons increased only slightly compared to the prior quarter. Compared with the equivalent quarter last year our shipments of coated fine paper grades into Europe grew by 7%, while apparent consumption for the whole market was up 9%. We declined some business, particularly in export markets, because of low margins. The margin of operating profit to sales improved slightly in the quarter compared to the prior quarter despite flat pricing. In large part this is a result of improved volumes combined with lower purchased pulp costs but offset by increases in other raw material costs.

We continue to combat rising costs through improving efficiency and product design optimisation, and are achieving administration cost efficiency through synergies between certain of our mills.

North America

	Quarter ended Dec 2004 US$ million	Quarter ended Dec 2003 US$ million	% change	Quarter ended Sept 2004 US$ million
Sales	357	316	13.0	355
Operating loss	(15)	(54)	(72.2)	(1)
Operating loss to sales (%)	(4.2)	(17.1)	–	(0.3)

Our coated fine paper shipments from US mills grew by 10% in the quarter compared to a year ago, in line with demand growth. Pulp sales declined in line with higher internal consumption and as a result of the Somerset pulp mill outage. Compared to the September quarter our business experienced a seasonal decline similar to the seasonal apparent consumption decline.

Average prices realised were approximately 9% higher than a year ago partly as a result of the mix of pulp and paper. Further increases in price realisation are expected in the second financial quarter.

The benefits of strong market conditions were offset in the quarter by the anticipated high mill shut costs and high wood, energy and other raw material costs. The shut and repair costs were approximately US$12 million in the quarter and the effect of higher prices on wood, energy and other raw material costs was approximately US$16 million compared to a year ago.

A number of problems relating to scheduling and inventory management manifested themselves in high delivery costs in the quarter. The issues have been clearly identified and action plans are in place to reduce these and other costs. We expect these plans to result in cost reductions of US$30 million in the balance of the year and we see the potential for reductions at an annualised run rate of US$50 million by the end of the year, compared to our first financial quarter.

Fine Paper South Africa

	Quarter ended Dec 2004 US$ million	Quarter ended Dec 2003 US$ million	% change (US$)	% change (Rand)	Quarter ended Sept 2004 US$ million
Sales	83	71	16.9	3.4	86
Operating profit	3	5	(40.0)	(47.0)	4
Operating profit to sales (%)	3.6	7.0	–	–	4.7

operating review for the quarter (continued)

Our South African fine paper business' sales volume for the quarter increased 8% compared to a year ago. The strength of the Rand continues to result in a margin squeeze. Nevertheless, our profit improvement projects which include pricing, material usage and productivity improvements, contributed to a good performance.

Forest Products

	Quarter ended Dec 2004 US$ million	Quarter ended Dec 2003 US$ million	% change (US$)	% change (Rand)	Quarter ended Sept 2004 US$ million
Sales	242	215	12.6	(0.4)	253
Operating profit (loss) *	(11)	35	–	–	46
Operating profit (loss) to sales (%)	(4.5)	16.3	–	–	18.2

* Operating profit for the quarter ended December 2004 reduced by US$41 million in respect of asset impairment

Our Forest Products business performed well despite the massive pressure from the relative strength of the Rand. Demand for our products in both the southern African and international markets was strong and our volumes of pulp and paper sold increased slightly compared to a year ago. Our chemical cellulose business in particular had strong demand.

Prices realised in local currency terms continue to be impacted by the strength of the Rand relative to the US Dollar, which continues to squeeze margins.

We have effective programmes to reduce fixed and variable costs. As a result total costs per ton in local currency were 5.4% below the equivalent quarter last year.

Usutu Mill, which exports all of its output of unbleached pulp and is particularly sensitive to currency movements, reported operating losses. At the December end rate of R5.65 per US Dollar, projections for the mill indicate an impaired asset. The mill, which has a valuable plantation resource, has plans in place to improve efficiency and productivity. The recent announcement of the closure of the Usutu's second largest competitor representing 5% of the market for unbleached pulp, is expected to have a favourable impact on operating rates and therefore the pricing of unbleached pulp.

outlook

The market outlook for our major products is positive. Demand for coated fine paper continues to grow on the back of good economic growth and increased advertising spending in the major markets and on the supply side there is limited new capacity on the horizon. This positive demand and supply scenario is leading to higher operating rates, which will support price increases in our major markets.

We will continue to experience headwinds as a result of a strong Rand relative to the US Dollar and high energy and other raw material costs including high wood costs in North America. To counteract these pressures we have active profit improvement plans in each of our businesses, with a particular focus on improving the efficiency of our logistics in North America.

Although we are faced with a buoyant Rand and cost increases, we are positive about the outlook for the balance of this year and we expect our headline earnings per share for the second financial quarter to be similar to the earnings per share reported in the equivalent quarter last year.

On behalf of the Board

J C A Leslie	D G Wilson	
Director	Director	31 January 2005

sappi limited

(Registration number 1936/008963/06)

NYSE Code: SPP

JSE Code: SAP

ISIN Code: ZAE 000006284

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

conformed financial results

for the quarter ended December 2004

Form S-8 Version

group income statement

	Reviewed Quarter ended Dec 2004 US$ million	Reviewed Quarter ended Dec 2003 US$ million	% change
Sales	1,253	1,120	11.9
Cost of sales	1,113	995	
Gross profit	140	125	12.0
Selling, general and administrative expenses	93	125	
	47	–	
Other expenses	43	–	
Operating profit	4	–	100.0
Net finance costs	29	28	
Net paid	28	26	
Capitalised	–	(1)	
Net foreign exchange gains	(2)	(2)	
Change in fair value of financial instruments	3	5	
Loss before tax	(25)	(28)	(10.7)
Taxation – current	8	11	
– deferred	(4)	(15)	
Net loss	(29)	(24)	20.8
Loss per share (US cents)	(13)	(11)	
Weighted average number of shares in issue (millions)	226.0	226.5	
Diluted loss per share (US cents)	(13)	(11)	
Weighted average number of shares on fully diluted basis (millions)	227.3	228.4	

group balance sheet

	Reviewed Dec 2004 US$ million	Reviewed Sept 2004 US$ million
ASSETS		
Non-current assets	4,930	4,564
Property, plant and equipment	3,859	3,670
Plantations	637	548
Deferred taxation	78	84
Other non-current assets	356	262
Current assets	1,597	1,580
Cash and cash equivalents	377	484
Trade and other receivables	362	331
Inventories	858	765
Total assets	6,527	6,144
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	2,248	2,157
Non-current liabilities	2,551	2,463
Interest-bearing borrowings	1,741	1,693
Deferred taxation	485	453
Other non-current liabilities	325	317
Current liabilities	1,728	1,524
Interest-bearing borrowings	523	364
Bank overdraft	11	11
Taxation payable	134	137
Other current liabilities	992	1,012
Shareholders for dividend	68	–
Total equity and liabilities	6,527	6,144
Number of shares in issue at balance sheet date (millions)	225.6	226.5

group cash flow statement

	Reviewed Quarter ended Dec 2004 US$ million	Reviewed Quarter ended Dec 2003 US$ million
Cash generated by operations	137	106
Movement in working capital	(149)	(113)
Net finance costs	(34)	(26)
Taxation paid	(27)	(15)
Cash utilised in operating activities	(73)	(48)
Cash effects of investing activities	(127)	(89)
	(200)	(137)
Cash effects of financing activities	70	(74)
Net movement in cash and cash equivalents	(130)	(211)

group statement of changes in shareholders' equity

	Reviewed Quarter ended Dec 2004 US$ million	Reviewed Quarter ended Dec 2003 US$ million
Balance – beginning of year as reported	2,119	1,945
Change in accounting policy – refer to note 1	38	38
Balance – beginning of year restated	2,157	1,983
Net loss	(29)	(24)
Foreign currency translation reserve	193	89
Revaluation of derivative instruments	9	2
Dividends paid – US$ 0.30 (2004: US$ 0.29) per share	(68)	(66)
Share buybacks net of transfers to participants of the share purchase trust	(14)	(11)
Balance – end of period	2,248	1,973

notes to the group results

1. Basis of preparation

    The annual financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. The same accounting policies have been followed as in the annual financial statements for September 2004, except for the new accounting standard AC 501 – Accounting for "Secondary Tax on Companies (STC)" – which became effective from the beginning of the current financial year. This has resulted in the recognition of a deferred tax asset for unused tax credits to the extent that they will be utilised in the future.

    The adoption of the new accounting policy resulted in an increase in shareholders' equity of US$38 million at September 2004 (September 2003: increase of US$38 million). The effect on net profit for the current quarter is a decrease of US$8 million (September 2004 quarter: no effect; December 2003 quarter: decrease of US$3 million). Where appropriate, comparative figures have been restated.

    The preliminary results for the quarter have been reviewed in terms of South African Auditing Standards by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2. Comparative figures

    Certain comparative amounts have been reclassified between deferred tax and current tax. This had no effect on reported net income or shareholders' equity.

	Reviewed Quarter ended Dec 2004 US$ million	Reviewed Quarter ended Dec 2003 US$ million
3. Operating profit		
Included in operating profit are the following non-cash items:		
Depreciation, amortisation		
Depreciation of property, plant and equipment	108	100
Other amortisation	1	–
	109	100
Asset impairment	41	–
	150	100
Fair value adjustment (gains) on plantations (included in cost of sales)		
Changes in volume		
Fellings *	16	14
Growth	(14)	(15)
	2	(1)
Changes in fair value	(16)	(7)
	(14)	(8)
The above fair value adjustment gains have been partially offset by silviculture costs	11	9
4. Capital expenditure		
Property, plant and equipment	78	83

* The amount charged against the income statement representing the standing value of the plantations harvested.

notes to the group results (continued)

	Reviewed Dec 2004 US$ million	Reviewed Sept 2004 US$ million
5. Capital commitments		
Contracted but not provided	65	76
Approved but not contracted	199	198
	264	274
6. Contingent liabilities		
Guarantees and suretyships	90	68
Other contingent liabilities	12	15

A recent survey has indicated an adverse environmental
condition at our mill in Stanger. At this time we have no
reason to believe that there is a material effect on the
group's financial position at December 2004.

supplemental information

additional information

	Reviewed Quarter ended Dec 2004 US$ million	Reviewed Quarter ended Dec 2003 US$ million
1. Net loss to EBITDA [1] reconciliation		
Net loss	(29)	(24)
Net finance costs	29	28
Taxation – current	8	11
– deferred	(4)	(15)
Depreciation	108	100
Amortisation (including fellings)	17	14
EBITDA [1] [2]	129	114

[1] *Earnings before interest (net finance costs), tax, depreciation and amortisation.*

[2] *EBITDA for the quarter ended December 2004 reduced by US$ 41 million in respect of asset impairments.*

In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains other income/expenses as part of EBITDA.

We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

supplemental information

	Reviewed Quarter ended Dec 2004 US$ million	Reviewed Quarter ended Dec 2003 US$ million
2. Calculation of Headline earnings (loss) *		
Net loss	(29)	(24)
Write-off of assets	1	–
Impairment of assets	41	–
Headline earnings (loss)	13	(24)
Headline earnings (loss) per share (US cents) *	6	(11)
Weighted average number of shares in issue (millions)	226.0	226.5
Diluted headline earnings (loss) per share (US cents) *	6	(11)
Weighted average number of shares on fully diluted basis (millions)	227.3	228.4

* Headline earnings (loss) disclosure is required by the JSE Securities Exchange South Africa.

	Dec 2004	Sept 2004	June 2004	March 2004	Dec 2003
3. Exchange rates					
Period end rate: US $1 = ZAR	5.6480	6.4290	6.3224	6.5738	6.7951
Average rate for the Quarter: US $1 = ZAR	6.0649	6.3830	6.5953	6.8054	6.8569
Average rate for the YTD: US $1 = ZAR	6.0649	6.6824	6.7661	6.8363	6.8569
Period end rate: EUR 1 = US$	1.3456	1.2309	1.2138	1.2150	1.2410
Average rate for the Quarter: EUR 1 = US$	1.2848	1.2233	1.2051	1.2497	1.1887
Average rate for the YTD: EUR 1 = US$	1.2848	1.2152	1.2118	1.2161	1.1887

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

– Assets and liabilities at rates of exchange ruling at period end; and

– Income, expenditure and cash flow items at average exchange rates.

supplemental information

regional information

		Quarter ended Dec 2004 Metric tons (000's)	Quarter ended Dec 2003 Metric tons (000's)	% change
Sales				
Fine Paper –	North America	350	337	3.9
	Europe	611	588	3.9
	Southern Africa	78	72	8.3
	Total	1,039	997	4.2
Forest Products –	Pulp and paper operations	391	384	1.8
	Forestry operations	381	317	20.2
Total		1,811	1,698	6.7

		Reviewed Quarter ended Dec 2004 US$ million	Reviewed Quarter ended Dec 2003 US$ million	% change
Sales				
Fine Paper –	North America	357	316	13.0
	Europe	571	518	10.2
	Southern Africa	83	71	16.9
	Total	1,011	905	11.7
Forest Products –	Pulp and paper operations	222	201	10.4
	Forestry operations	20	14	42.9
Total		1,253	1,120	11.9

supplemental information

regional information (continued)

		Reviewed Quarter ended Dec 2004 US$ million	Reviewed Quarter ended Dec 2003 US$ million	% change
Operating profit				
Fine Paper –	North America	(15)	(54)	(72.2)
	Europe	28	15	86.7
	Southern Africa	3	5	(40.0)
	Total	16	(34)	–
Forest Products *		(11)	35	–
Corporate		(1)	(1)	–
*Total ***		4	–	100.0

* Operating profit for the quarter ended December 2004 reduced by US$ 41 million in respect of asset impairments.

sappi ordinary shares



ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)



notes

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notes

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PRINTED BY INCE (PTY) LTD

this report is available on the Sappi website
www.sappi.com

Transfer Secretaries:

South Africa:

Computershare Investor
Services 2004 Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States
ADR Depository:

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

United Kingdom:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent
BR3 4TU, DX 91750
Beckenham West
Tel +44 (0)208 639 2157

www.sappi.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

SAPPI LIMITED,

by
_____/s/ D. G. Wilson_____
Name: D. G. Wilson
Title: Executive Director: Finance